UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________

FORM SD

Specialized Disclosure Form

AEGION CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-10786	45-3117900
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17988 Edison Avenue, Chesterfield, Missouri	63005
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number,
including area code             (636) 530-8000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✔ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Form (“Form SD”) of Aegion Corporation (the “Company”) for calendar year 2016 is being filed in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended.

Rule 13p-1 requires companies with Conflict Minerals, defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, that are necessary to the functionality or production of a product manufactured by such company, or contracted to be manufactured by such company, to disclose annually whether any of those minerals originated in the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (an "adjoining country", and together with the Democratic Republic of the Congo, the "Covered Countries").

The Company has determined that certain Conflict Minerals are necessary to the functionality or production of certain products manufactured by the Company or contracted by the Company to be manufactured. Therefore, the Company conducted a reasonable country of origin inquiry (“RCOI”) in good faith that was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries.

Based on its RCOI, the Company has determined that it has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries. To arrive at this determination, the Company identified the limited number of products that are manufactured or contracted to be manufactured by the Company that contain or may contain Conflict Minerals. The Company contacted suppliers of these products and requested confirmation from such suppliers that the Conflict Minerals did not originate from the Covered Countries.

Each of the Company’s suppliers who responded to this inquiry either (a) confirmed that the products contained no Conflict Minerals, (b) confirmed that the Conflict Minerals did not originate from the Covered Countries, or (c) responded that such vendor had no reason to believe that the Conflict Minerals originated from the Covered Countries, based upon the supplier’s reasonable due diligence.

In accordance with Rule 13p-1, the Company has filed this Form SD, and such disclosure is also available in the “Investors - SEC Information” section of the Company’s web site at http://www.aegion.com.

Item 1.02 Exhibit

Not applicable

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AEGION CORPORATION

By:    /s/ David F. Morris
David F. Morris
Executive Vice President, General Counsel
and Chief Administrative Officer

Date: May 30, 2017